Exhibit 99.1

RADA reports Nomination of a new director, Mr. Joseph Weiss

On December 26, 2019, RADA Electronic Industries Ltd. (the “Company”) announced that its Board of Directors (the “Board”) has appointed Joseph Weiss to the Board, with immediate effective.

Mr. Weiss, from 2012 to 2018, served as the President and Chief Executive Officer of Israel Aerospace Industries Ltd (“IAI”), Israel's largest aerospace corporation and the country's largest high-tech company. IAI is a world leader in the defense and commercial markets, delivering state-of-the-art technologies and systems in all domains. Mr. Weiss joined IAI in 1998, after serving in Israel's navy for 27 years in various field and headquarter positions. He retired from service in 1998 as a Navy Captain. While at IAI Mr. Weiss held a number of managerial positions and was also appointed as Chairman of the Board of ELTA, IAI's subsidiary which provides design, development, manufacture and support of electronic intelligence & defense systems for military, paramilitary and law-enforcement markets.

Mr. Weiss also serves as a member of the Board of Governors of the Technion – Israel Institute of Technology in Haifa, as a Director of Bet Shemesh Engines Ltd., a jet engine parts manufacturer and since January 1, 2019, serves as Chairman of the Board of Tubex NRG Ltd, a bio-nanotechnology startup that is seeking to improve battery performance.

Mr. Weiss holds a BSc. degree (with honor) in Mechanical Engineering from the Technion and an MBA degree from Tel Aviv University. He also completed MSc studies at the Technion.

The Board has determined, based on his abilities, qualifications, knowledge, judgment, character, leadership skills, education, background and experience in fields and disciplines relevant to the Company, that Mr. Weiss will make a positive contribution to the Board.

About RADA

RADA is a global defense technology company focused on proprietary radar solutions and legacy avionics systems. The company is a leader in mini-tactical radars, serving attractive, high-growth markets, including critical infrastructure protection, border surveillance, active military protection and counter-drone applications.

Company Contact: Avi Israel, CFO Tel: +972-9-892-1111 mrkt@rada.com www.rada.com